VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

May 19, 2020

Re:	Request for Selective Review of Initial Registration Statement on Form S-3

Brighthouse Life Insurance Company

Brighthouse Shield® Level 10 Annuity (File No. 333-238213)

Brighthouse Shield® Level Select Advisory Annuity (File No. 333-238215)

To the Commission:

Vedder Price P.C. (“Vedder Price” or “counsel”), counsel to Brighthouse Life Insurance Company (the “Company”), previously submitted transmittal letters on the Company’s behalf concerning the May 13, 2020 filings under the Securities Act of 1933, as amended (the “1933 Act”), of the Company’s initial registration statements on Form S-3 (the “New Registration Statements”) for certain individual single premium deferred index-linked separate account annuity contracts (the “Contracts”), referred to as the Brighthouse Shield® Level 10 Annuity (the “Level 10 Annuity”) and Brighthouse Shield® Level Select Advisory Annuity (the “Advisory Annuity”). The primary purposes for which the New Registration Statements were filed are to (i) register additional interests in the Contracts; and (ii) comply with the requirement in Rule 415(a)(5) under the 1933 Act to file a new registration statement within three years of the effective date of the initial registration statement. As indicated on the facing page of each of the New Registration Statements, the Company is also carrying forward unsold interests in the Contracts previously registered with the Current Registration Statements (as identified below).

The Company is supplementing counsel’s prior correspondence to request selective review by the Commission’s staff (the “Staff”) of the New Registration Statements. The Company notes that the Staff previously reviewed the currently effective registration statements for the Contracts as follows:

•	Level 10 Annuity: File No. 333-216485; SEC Accession No. 0001193125-17-146870; declared effective on May 15, 2017 (the “Current Level 10 Annuity Registration Statement”).

•

Advisory Annuity: File No. 333-218126; SEC Accession No. 0001193125-17-230234; declared effective on July 28, 2017 (the “Current Advisory Annuity Registration Statement” and together with the Current Level 10 Annuity Registration Statement, the “Current Registration Statements”).

The New Registration Statements for the Level 10 Annuity and the Advisory Annuity are substantively similar to the corresponding Current Registration Statement, with the exception of certain clarifying, updating and other non-material changes, including changes made in response to Staff comments on recent Shield registration statements filed by the Company. Accordingly, because the New Registration Statements will provide only very limited new material for review by the Staff, the Company requests that the New Registration Statements be accorded selective review by the Staff. In this connection, the Company notes that if the New Registration Statements were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filings pursuant to Rule 485(b) because they do not include any material changes from the prior filings noted. The Company has reviewed the New Registration Statements and represents that they do not include any disclosures that would render them ineligible to become effective under Rule 485(b) (assuming that the New Registration Statements would be eligible for Rule 485 generally).

To facilitate selective review of the New Registration Statements by the Staff, Vedder Price has provided, under separate cover, courtesy copies of the prospectuses included in the Current Registration Statements (dated May 15, 2017 and July 31, 2017 respectively) marked against the prospectuses included in the New Registration Statements. The Company respectfully requests that the Staff limits its review to the highlighted changes reflected therein.

If you have any questions or comments regarding the New Registration Statements or this request for selective review, please call Nate Segal or Tom Conner of Vedder Price at (312) 609-7747 or (202) 312-3331, respectively.

Sincerely,

BRIGHTHOUSE LIFE INSURANCE COMPANY

By: /s/ Michele H. Abate

Name: Michele H. Abate

Title:   Associate General Counsel